      As filed with the Securities and Exchange Commission on September 3, 2002


                           Registration No. 333-88726

                       SECURITIES AND EXCHANGE COMMISSION

                               Amendment No. 2 to


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                           BOSTON LIFE SCIENCES, INC.
             (Exact name of registrant as specified in its charter)

                Delaware                               87-0277826
     (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)                Identification No.)

                                20 Newbury Street
                                   5/th/ Floor
                           Boston, Massachusetts 02116
                                 (617) 425-0200
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                S. David Hillson
                      President and Chief Executive Officer
                           Boston Life Sciences, Inc.
                                20 Newbury Street
                                   5/th/ Floor
                           Boston, Massachusetts 02116
                                 (617) 425-0200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                                Steven A. Wilcox
                                  Ropes & Gray
                             One International Place
                              Boston, MA 02110-2624
                                 (617) 951-7000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]









                         Calculation of Registration Fee

-----------------------------------------------------------------------------------------------------------
                                  Amount        Proposed maximum      Proposed maximum      Amount of
  Title of each class of          to be          offering price          aggregate        registration
Securities to be registered   registered (1)        per unit           offering price          fee
-----------------------------------------------------------------------------------------------------------
Common Stock $.01 par value    2,367,773              $1.56 (2)          $3,693,726 (2)        $ 340 (4)
                                 163,110              $1.06 (3)          $  172,897 (3)        $  16 (5)
------------------------------------------------------------------------------------------------------------



(1) Shares of Common Stock which may be offered pursuant to this Registration Statement include 931,315 shares issuable upon the exercise of certain warrants (the "Warrants").

(2) In accordance with Rule 457(c), the price shown is estimated solely for the purposes of calculating the registration fee, and is based upon the average of the reported high and low sales price of the Common Stock as reported on the Nasdaq National Market on May 16, 2002.

(3) In accordance with Rule 457(c), the price shown is estimated solely for the purpose of calculating the registration fee, and is based upon the average of the reported high and low sales price of the Common Stock as reported on on the Nasdaq National Market on August 30, 2002.

(4)  Previously paid by the Registrant.

(5) Pursuant to Rule 457(a), an additional $16 in registration fees will be paid by the Registrant for the addition of 163,110 shares.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold and an offer to buy these securities may not be accepted until the registration statement filed with the Security and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and offers to buy these securities are not being so solicited in any state where the offer or sale is not permitted.


                      SUBJECT TO COMPLETION, September 3, 2002

                                   PROSPECTUS

                                2,530,883 Shares

                           Boston Life Sciences, Inc.

                                  Common Stock

These shares are being offered for sale by the selling stockholders listed on page 16. The selling stockholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. The selling stockholders may also sell the common stock under Rule 144 of the Securities Act of 1933.


The common stock is traded on the Nasdaq National Market under the symbol "BLSI". On August 30, 2002, the reported closing price of the common stock was $1.07 per share.


An investment in the shares offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 2 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is         2002.

                                TABLE OF CONTENTS

                                      PAGE

SUMMARY                                                                     1
RISK FACTORS............................................................    2
USE OF PROCEEDS.........................................................   17
ISSUANCE OF COMMON STOCK AND WARRANTS TO SELLING STOCKHOLDERS...........   17
SELLING STOCKHOLDERS....................................................   18
PLAN OF DISTRIBUTION....................................................   20
LEGAL MATTERS...........................................................   22
EXPERTS.................................................................   22
AVAILABLE INFORMATION...................................................   22
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.........................   23

                                     SUMMARY

We are a development stage biotechnology company engaged in the research and development of biopharmaceutical products for the diagnosis and treatment of central nervous system diseases and for the treatment of some cancers and autoimmune diseases.

Our products currently in development include:

     . ALTROPANE(TM), an imaging agent for the diagnosis of Parkinson's Disease, which we refer to as PD, and Attention Deficit Hyperactivity Disorder, which we refer to as ADHD;

     .  Troponin I for the treatment of cancer;

     . Inosine and Axogenesis Factor 1, which we refer to as AF-1, for the treatment of stroke and spinal cord injury;

     . Compounds for the treatment of PD and other central nervous system disorders;

     .  C-MAF for the treatment of autoimmune disease and allergies;

     . FLOURATEC(TM), a "second-generation" imaging agent for the diagnosis of PD and ADHD.

All of the technologies currently under development were invented or discovered by researchers working at Harvard University and its affiliated hospitals, which we refer to as Harvard and its affiliates and have been licensed to us. Our principal executive offices are located at 20 Newbury St. 5th Floor, Boston, Massachusetts 02116, and the telephone number is (617) 425-0200.

Our overall corporate strategy is as follows:

     . Obtain the licensing rights to recently discovered or previously under-developed technologies from academic research centers, predominately Harvard and its affiliates;

     . Work with the scientist who discovered the technology at their laboratory, usually within their university research lab or an affiliated hospital to validate the scientific basis for the technology and achieve the necessary "proof of principle" to merit further research and development.

     . Contract with qualified outside service providers, including research facilities and clinical research organizations, to complete the necessary pre-clinical studies and programs necessary to file an Investigational New Drug ("IND") and initiate early stage clinical trials in humans.

     . Establish partnership and collaborative relationships with established pharmaceutical and biotechnology companies to conduct and fund the more expensive later stage clinical trials and market any approved products.

We currently outsource all of our research and development, preclinical and clinical activities for all of our products, with the exception of limited manufacturing capability for the quantities of Troponin needed for early stage clinical trials. We expect to continue to outsource these activities in the future. We do not rely significantly on any particular company or third party service provider in the outsourcing of our research and development, preclinical and clinical activities. Under the terms of our agreements with these outside service providers, we are usually required to make an initial down payment when the contract is signed. Subsequent payments are usually made based on the completion of various stages of the contract such as competition of a study and delivery of a final report.

Our principal executive offices are located at 20 Newbury Street, 5th Floor, Boston, Massachusetts 02116, and the telephone number is (617) 425-0200.

                                  RISK FACTORS

Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. This prospectus, including the documents incorporated by reference, contains forward-looking statements that involve risks or uncertainties. Actual events or results may differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include the factors discussed below as well as those discussed elsewhere in this prospectus and in our filings with the Securities and Exchange Commission, or SEC.

We are a development stage company, we have always had losses from our operations and we expect future losses. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

Biotechnology companies that have no approved products or other sources of revenue are generally referred to as development stage companies. The majority of biotechnology companies are development stage companies, have no approved products or other sources of revenue, and have generated significant net losses. As of March 31, 2002, we have incurred cumulative net losses of approximately $78 million since inception. We have never generated revenues from product sales. We do not currently expect to generate revenues from product sales for at least the next twelve months, and probably longer. If we do generate revenues and operating profits in the future, our ability to continue to do so in the long term could be affected by the introduction of competitors' products and other market factors. We expect to incur significant operating losses for at least the next eighteen months, and probably longer. The level of our operating losses may increase in the future if more of our product candidates begin human clinical trials. We will never generate revenues or achieve profitability unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

We will likely require additional funding in the future in order to continue our business and operations as currently conducted. If we are unable to secure such funding on acceptable terms, we may need to significantly reduce or even cease one or more of our research or development programs, or we may be required to obtain funds through arrangements with others that may require us to surrender rights to some or all of our technologies.

We spend a significant amount for research and development, including pre-clinical studies and clinical trials of our technologies. We believe that the cash, cash equivalents, and investments available at June 30, 2002 will provide sufficient working capital to meet our anticipated expenditures for the next twelve months. Thereafter, we may need to raise substantial additional capital if we are unable to generate sufficient revenue from product sales or through collaborative arrangements with third parties. To date, we have always experienced negative cash flows from operations and have funded our operations primarily from equity financings. If adequate funds are not readily available, we may need to significantly reduce or even cease one or more of our research or development programs. Alternatively, to secure such funds, we may be required to enter financing arrangements with others that may require us to surrender rights to some or all of our technologies. If the results of our current or future clinical trials are not favorable, it may negatively affect our ability to raise additional funds. If we are successful in obtaining additional equity financing, the terms of such financing will have the effect of diluting the holdings and the rights of our stockholders. Estimates about how much funding will be required are based on a number of assumptions, all of which are subject to change based on the results and progress of our research and development activities.

Our success depends on our ability to successfully develop our product candidates into commercial products.

To date, we have not marketed, distributed or sold any products and, with the exception of the ALTROPANE(TM) imaging agent, all of our technologies and early-stage product candidates are in pre-clinical development. The success of our business depends primarily upon our ability to successfully develop and commercialize our product candidates. Successful research and product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. In the biotechnology industry, it has been estimated that less than five percent of the technologies for which research and development efforts are initiated ultimately result in an approved product.

If our preclinical testing and clinical trials are not successful, we will not obtain regulatory approval for commercial sale of our product candidates.

We will be required to demonstrate, through pre-clinical testing and clinical trials, that our drug candidates are safe and effective before we can obtain regulatory approval for the commercial sale of our drug candidates. Pre-clinical testing and clinical trials are lengthy and expensive and the historical rate of failure for drug candidates is high. Product candidates that appear promising in the early phases of development, such as in pre-clinical study or in early human clinical trials, may fail to demonstrate safety and efficacy in pivotal clinical trials.

Except for the ALTROPANE(TM) imaging agent, we have not yet submitted INDs for our other product candidates which will be required before we can begin clinical trials in the United States. We may not submit INDs for these product candidates if we are unable to accumulate the necessary pre-clinical data for the filing of an IND. The FDA may request additional pre-clinical data before allowing us to commerce clinical trials. The FDA or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time if we or they believe the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons. Adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve a particular drug candidate for any or all indications of use.

Clinical trials require sufficient patient enrollment which is a function of many factors, including the size of the potential patient population, the nature of the protocol, the availability of existing treatments for the indicated disease and the eligibility criteria for enrolling in the clinical trial. Delays or difficulties in completing patient enrollment can result in increased costs and longer development times.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend those trials, or delay the analysis of data from our completed or ongoing clinical trials. Any of the following could delay the initiation or the completion of our ongoing and planned clinical trials:

     . ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

     .  delays in enrolling patients and volunteers into clinical trials;

     . lower than anticipated retention rate of patients and volunteers in clinical trials;

     .  negative results of clinical trials;

     . insufficient supply or deficient quality of drug candidate materials or other materials necessary for the conduct of our clinical trials; or

     . serious and unexpected drug-related side-effects experienced by participants in our clinical trials.

Our product candidates are subject to rigorous regulatory review and, even if approved, remain subject to extensive regulation.

Our technologies must undergo a rigorous regulatory approval process which includes extensive pre-clinical and clinical testing to demonstrate safety and efficacy before any resulting product can be marketed. Our research and development activities are regulated by a number of government authorities in the United States and other countries, including the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The clinical trial and regulatory approval process usually requires many years and substantial cost. To date, neither the FDA nor any of its international equivalents has approved any of our technologies for marketing.

The FDA regulates pharmaceutical products in the United States, including their testing, manufacturing and marketing. Data obtained from testing is subject to varying interpretations which can delay, limit or prevent FDA approval. The FDA has stringent laboratory and manufacturing standards which must be complied with before we can test our product candidates in people or make them commercially available. Examples of these standards include Good Laboratory Practices, or GLP, and Good Manufacturing Practices, or GMP. Our compliance with these standards are subject to initial certification by independent inspectors and continuing audits after that. Obtaining FDA approval to sell our product candidates is time-consuming and expensive. The FDA usually takes at least 12 to 18 months to review a New Drug Application, or NDA, which must be submitted before the FDA will consider granting approval to sell a product. If the FDA requests additional information, it may take even longer for them to make a decision especially if the additional information that they request requires us to complete additional studies. We may encounter similar delays in foreign countries. After reviewing any NDA we submit, the FDA or its foreign equivalents may decide not to approve our products;

Other risks associated with the regulatory approval process include:

     . Regulatory clearances may impose significant limitations on the uses for which any approved products may be marketed;

     . Any marketed product and its manufacturer are subject to periodic reviews and audits, and any discovery of previously unrecognized problems with a product or manufacturer could result in suspension or limitation of approvals; and

     . Changes in existing regulatory requirements could prevent or affect the timing of our ability to achieve regulatory compliance. Federal and state laws, regulations and policies may be changed with possible retroactive effect, and how these rules actually operate can depend heavily on administrative policies and interpretation over which we have no control or inadequate experience to asses their full impact upon our business.

If we are unable to secure adequate patent protection for our technologies, then we may not be able to compete effectively as a biotechnology company.

At the present time, we do not have patent protection for all uses of our technologies. There is significant competition in our primary scientific areas of research and development including CNS disorders, cancer, and certain autoimmune diseases. Such competitors will seek patent protection for their technologies, and such patent applications or rights might conflict with the patent protection that we are seeking for our technologies. If we do not obtain patent protection for our technologies, or if others obtain patent rights that block our ability to develop and market our technologies, our business prospects may be significantly and negatively affected. Further, even if patents can be obtained, these patents may not provide us with any competitive advantage if our competitors have stronger patent positions or if their product candidates work better in clinical trials than our product candidates.

Our patent strategy is to obtain broad patent protection, in the U.S. and in major developed countries, for our technologies and their related medical indications. The patent application and issuance process generally takes at least several years and is usually very expensive without any guarantee that a patent will be issued. In many cases, our know-how and technology may not be patentable. Risks associated with protecting our patent and proprietary rights include the following:

     . Our ability to protect our technologies could be delayed or negatively affected if the United States Patent and Trademark Office (The "USPTO") requires additional experimental evidence that our technologies work;

     . Our competitors may develop similar technologies or products, or duplicate any technology developed by us;

     . Our competitors may develop products which are similar to ours but which do not infringe on our patents or products, or a third party may successfully challenge one or more of our patents in an interference or litigation proceeding;

     . Our patents may infringe on the patents or rights of other parties which may decided not to grant a license to us. We may have the change our products or processes, pay licensing fees or stop certain activities because of the patent rights of third parties which could cause additional unexpected costs and delays;

     . Patent law in the fields of healthcare and biotechnology is still evolving and future changes in such laws might conflict with our existing and future patent rights, or the rights of others;

     . Our collaborators, employees and consultants may breach the confidentiality agreements that we enter into to protect our trade secrets and propriety know-how. We may not have adequate remedies for such breach; and

     . There may be disputes as to the ownership of technological information developed by consultants, scientific advisors or other third parties which may not be resolved in our favor.

We are dependent on expert advisors and our collaborations with research and development service providers.

Most biotechnology and pharmaceutical companies have established internal research and development programs, including their own facilities and employees which are under their direct control. By contrast, until recently, when we initiated limited internal research capability, we have always outsourced all of our research and development, pre-clinical and clinical activities. As a result, we are dependent upon our network of expert advisors and our collaborations with other research and development service providers for the development of our technologies and product candidates. These expert advisors are not our employees but provide us with important information and knowledge that may enhance our product development strategies and plans. Our collaborations with other research and development service providers are important for the testing and evaluation of our technologies, in both the pre-clinical and clinical stages.

Many of our expert advisors are employed by, or have their own collaborative relationship with Harvard and its affiliates. A summary of the key scientific, research and development professionals with whom we work, and a composite of their professional background and affiliations is as follows:

     . Larry I. Benowitz, Ph. D., Director, Laboratories for Neuroscience Research in Neurosurgery, Children's Hospital, Boston; Associate Professor of Neuroscience, Department of Surgery, Harvard Medical School.
     . Alan J. Fischman, M.D., Ph. D., Chief, Department of Nuclear Medicine, Massachusetts General Hospital; Professor of Radiology, Harvard Medical School.
     . Robert S. Langer, Sc. D., Germeshausen Professor of Chemical and Biomedical Engineering, Massachusetts Institute of Technology.
     . Bertha K. Madras, Ph.D., Professor of Psychobiology, Department of Psychiatry, Harvard Medical School.
     .  Peter Meltzer, Ph. D., President, Organix, Inc., Woburn, MA.


        Dr. Benowitz, Dr. Langer, and Dr. Madras provide scientific consultative services to the Company under agreements renewed annually by mutual agreement of the parties, which generally provide for payments of less than $100,000 per year. Dr. Benowitz provides scientific consultative services primarily related to the research and development of Inosine and AF-1. Dr. Langer provides scientific consultative services primarily related to the research and development of Troponin. Dr. Madras provides scientific consultative services primarily related to the research and development of Altropane.

        Dr. Fischman provides scientific consultative services primarily related to the research and development of Altropane. Dr. Fischman's services, are not covered under a formal agreement but are billed to the Company as incurred and which have approximated $100,000 annually.

        The Company does not have a formal agreement with Dr. Meltzer individually but does enter into research and development contracts from time to time with Organix, Inc., of which Dr. Meltzer is president.


Many of our institutional collaborations also are with Harvard and its affiliates. Those institutions with which we have collaborative relationships include:

     . Massachusetts General Hospital in Boston where certain of our collaborating scientists perform their research efforts;
     . Children's Hospital in Boston where certain of our collaborating scientists perform their research efforts;
     . Organix in Woburn, Massachusetts which manufactures our compounds for the treatment of PD and provides non-radioactive Altropane for FDA mandated studies;
     . Harvard Medical School where certain of our collaborating scientists perform their research efforts;
     . MDS Nordion in Vancouver, British Colombia which manufactures the Altropane imaging agent;
     . Chemic Laboratories in Canton, Massachusetts which provides Altropane raw material and performs certain analytic services for our pre-clinical programs;
     . Charles River Laboratories in Worcester, Massachusetts which completes pre-clinical toxicology and efficacy studies for us.

We generally have a number of collaborations with research and development service providers ongoing at any point in time. These agreements generally cover a specific project or study, are usually for a duration between one month to one year, and expire upon completion of the project. Under these agreements, we are usually required to make an initial payment upon execution of the agreement with the remaining payments based upon the completion of certain specified milestones such as completion of a study or delivery of a report.

We cannot control the amount and timing of resources our advisors and collaborators devote to our programs or technologies. Our advisors and collaborators may have employment commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. If any of our advisors or collaborators were to breach or terminate their agreement with us or otherwise fail to conduct their activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of our technologies and product candidates or our research programs could be delayed or terminated. Any such delay or termination could have a material adverse effect on our business, financial condition or results of operations.

Disputes may arise in the future with respect to the ownership of rights to any technology developed with our advisors or collaborators. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our technologies, or could require or result in litigation to resolve. Any such event could have a material adverse effect on our business, financial condition or results of operations.

Our advisors and collaborators sign agreements that provide for confidentiality of our proprietary information. Nonetheless, they may not maintain the confidentiality of our technology and other confidential information in connection with every advisory or collaboration arrangement, and any unauthorized dissemination of our confidential information could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to maintain our key working relationships with Harvard and its affiliates, we may not be successful since substantially all of our current technologies were licensed from, and most of our research and development activities were performed by, Harvard and its affiliates.

Historically, we have been heavily dependent on our relationship with Harvard and its affiliates because substantially all of our technologies were licensed from, and most of our research and development activities were performed by, Harvard and its affiliates. Now that a portion of our early-stage research at Harvard and its affiliates has yielded an identified product in each area of research, we have begun and expect to continue to conduct much of our later stage development work and all of our formal pre-clinical and clinical programs outside of Harvard and its affiliates. Nevertheless, the originating scientists still play important advisory roles. Each of our collaborative research agreements is managed by a sponsoring scientist and/or researcher who has his or her own independent affiliation with Harvard and its affiliates.

Under the terms of our license agreements with Harvard and its affiliates, we acquire the exclusive, worldwide license to make, use, and sell the technology covered by each respective license agreement. Among other things, the technologies licensed under these agreements include: a) Troponin I compositions and methods of medical use b) Altropane(TM) imaging agent compositions and methods of use; and c) Inosine compositions and methods of use. Generally, each license agreement is effective until the patent relating to the technology expire. The patents on Altropane(TM) imaging agent expire beginning in February 2013, with the last issued U.S. patent expiring in October 2013. The Troponin composition and method patents expire in February 2016, and the issued U.S. patent on Inosine expires in September 2017. We are required to make certain licensing and related payments to Harvard which generally include:


     .  An initial licensing fee payment upon the execution of the agreement.
     . Reimbursement payments for all patents related costs incurred by Harvard.
     . Milestone payments as licensed technology progresses through each stage of development (filing of IND, completion of one or more clinical stages and submission and approval of an NDA).
     . Royalty payments on the sales of any products based on the licensed technology.


In aggregate, the Company has paid Harvard and its affiliates $155,000 in initial licensing fees and reimbursed 100% of patent costs. In addition, the Company has paid an aggregate of $420,000 in milestone payments. Under the terms of the Company's licensing agreements with Harvard, the Company may become obligated to pay up to an aggregage of $1.4 million in milestone payments in the future.


We have entered into a small number of sponsored research agreements with Harvard and its affiliates. Under these agreements, we provide funding so that the sponsoring scientist can continue their research efforts. These payments are generally made in equal quarterly installments over the term of agreement which is usually for one year.

Universities and other not-for-profit research institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. While this increased awareness will not impact our rights to previously licensed technologies, it may make it more costly of difficult for us to obtain the licensing rights to new scientific discoveries at Harvard and its affiliates.

If we are unable to retain our key personnel and/or recruit additional key personnel in the future, then we may not be able to operate effectively.

Our success depends significantly upon our ability to attract and retain highly qualified scientific and management personnel who are able to formulate, implement and maintain the operations of a biotechnology company such as ours. The loss of the service of any of the key members of our senior management may significantly delay or prevent the achievement of product development and other business objectives. As an example, Dr. Marc E. Lanser, our Chief Scientific Officer, was formerly on the staff of, and maintains close affiliations with Harvard Medical School and its affiliates. Substantially all of our technologies were licensed from Harvard and its affiliates. Our past ability to secure these licenses and to enter into sponsored research and development agreements with Harvard was enhanced by Dr. Lanser's affiliations and familiarity with the Harvard Medical School and its affiliates. Other key members of our senior management team include David Hillson, our Chairman and Chief Executive Officer, Dr. Robert Rosenthal, our President and Chief Operating Officer, Joseph Hernon, our Chief Financial Officer, Jeanne Marie Varga, our Senior Vice President, Regulatory Affairs, Dr. Richard Thorn, our Senior Vice President of Manufacturing, and Dr. Irene Gonzalez, our Senior Vice President of Protein Development. None of these key executives, other than Mr. Hillson and Dr. Rosenthal, has agreed not to compete with us following any termination of their employment. We do not presently carry key person life insurance on any of our scientific or management personnel.

We currently outsource most of our research and development, pre-clinical and clinical activities. If we decide to increase our internal research and development capabilities for any of our technologies, we may need to hire additional key management and scientific personnel to assist the limited number of employees that we currently employ. There is significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. If we fail to attract such personnel, it could have a significant negative effect on our ability to develop our technologies.

If we are unable to establish, maintain and rely on new collaborative relationships, then we may not be able to successfully develop and commercialize our technologies.

To date, our operations have primarily focused on the pre-clinical development of most of our technologies, as well as conducting clinical trials for certain of our technologies. During the next eighteen months, we currently expect that the continued development of our technologies will result in the initiation of additional clinical trials, and the market introduction of any product for which regulatory approval is obtained. We expect that these developments will require us to establish, maintain and rely on new collaborative relationships in order to successfully develop and commercialize our technologies. There is no certainty that:

     . We will be able to enter into such collaborations on economically feasible and otherwise acceptable terms and conditions;

     . That such collaborations will not require us to undertake substantial additional obligations or require us to devote additional resources beyond those we have identified at present;

     . That any of our collaborators will not breach or terminate their agreement with us or otherwise fail to conduct their activities on time, thereby delaying the development or commercialization of the technology for which the parties are collaborating; and

     . The parties will not dispute the ownership rights to any technologies developed under such collaborations.


If we are not able to establish or maintain the necessary collaborative arrangements, we will need more money to research and develop technologies on our own and we may encounter delays in introducing our products.

The biotechnology and pharmaceutical industries are highly competitive and are dominated by larger, more experienced and better capitalized companies. Such greater experience and financial strength may enable them to bring their products to market sooner than us, thereby gaining the competitive advantage of being the first to market. Research on the causes of, and possible treatments for diseases for which we are trying to develop therapeutic or diagnostic products, are developing rapidly and there is a potential for extensive technological innovation in relatively short periods of time. Factors affecting our ability to successfully manage the technological changes occurring in the biotechnology and pharmaceutical industries as well as our ability to successfully compete include:

     . Many of our potential competitors have significantly greater experience than we do in completing pre-clinical and clinical testing of new pharmaceutical products and obtaining FDA and other regulatory approvals of products.

     . Many of our potential competitors are in a stronger financial position than us, and are thus better able to finance the significant cost of developing new products.

     . Companies with established positions and prior experience in the pharmaceutical industry may be better able to develop and market products for the treatment of those diseases for which we are trying to develop products.

Many of the largest biotechnology and pharmaceutical companies in the world are trying to develop products in the same product markets as us. There are presently more than sixty companies developing cancer products using an anti-angiogenic or similar approach, and there are hundreds of other companies utilizing different approaches in developing cancer products. To our knowledge, there is only one company, Nycomed Amersham, that has successfully developed a diagnostic for Parkinson's Disease which is the medical purpose for which our most advanced product candidate, the ALTROPANE(TM) imaging agent, is being developed. To date, Nycomed has obtained marketing approval only in Europe, and to the best of our knowledge, is not presently seeking approval in the United States. However, Nycomed has significantly greater financial resources than us, and their decision to seek approval in the United States could significantly adversely affect our competitive position. The established market presence, and greater financial strength, of Nycomed in the European market will make it difficult for us to successfully market the ALTROPANE(TM) imaging agent in Europe.

If we are unable to obtain adequate insurance coverage and reimbursement levels for any of our products which are approved and enter the market, then they may not be accepted by physicians and patients.

Substantially all biotechnology products are distributed to patients by physicians and hospitals, and in most cases, such patients rely on insurance coverage and reimbursement to pay for some or all of the cost of the product. In recent years, the continuing efforts of government and third party payers to contain or reduce health care costs have limited, and in certain cases prevented, physicians and patients from receiving insurance coverage and reimbursement for medical products, especially newer technologies. Our ability to generate adequate revenues and operating profits could be adversely affected if such limitations or restrictions are placed on the sale of our products. Specific risks associated with medical insurance coverage and reimbursement include:

     . Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payers are increasingly challenging the prices charged for medical products and services;

     . Adequate insurance coverage may not be available to allow us to charge prices for products which are adequate for us to realize an appropriate return on our development costs. If adequate coverage and reimbursement are not provided for use of our products, the market acceptance of these products will be negatively affected;

     . Health maintenance organizations and other managed care companies may seek to negotiate substantial volume discounts for the sale of our products to their members thereby reducing our profit margins;

     . In recent years, bills proposing comprehensive health care reform have been introduced in Congress that would potentially limit pharmaceutical prices and establish mandatory or voluntary refunds. It is uncertain if any legislative proposals will be adopted and how federal, state or private payers for health care goods and services will respond to any health care reforms.

We have limited manufacturing capacity and marketing experience and expect to be heavily dependent upon third parties to manufacture and market approved products.

We currently have limited manufacturing facilities for either clinical trial or commercial quantities of any of our technologies and currently have no plans to obtain additional facilities. To date, we have obtained the limited amount of quantities required for pre-clinical and clinical trials from contract manufacturing companies. We intend to continue using contract manufacturing arrangements with experienced firms for the supply of material for both clinical trials and any eventual commercial sale, with the exception of Troponin, which we presently plan to produce in our facility in Baltimore, Maryland.

We will depend upon third parties to produce and deliver products in accordance with all FDA and other governmental regulations. We may not be able to contract with manufacturers who can fulfill our requirements for quality, quantity and timeliness, or be able to find substitute manufacturers, if necessary. The failure by any third party to perform their obligations in a timely fashion and in accordance with the applicable regulations may delay clinical trials, the commercialization of products, and the ability to supply product for sale.

With respect to our most advanced product candidate, the ALTROPANE(TM) imaging agent, we have entered into an agreement with, and are highly dependent upon, MDS Nordion. Under the terms of the agreement, which currently expires on December 31, 2002, we paid Nordion a one-time fee of $300,000 in connection with its commitment to designate certain of its faculties exclusively for the production of the Altropane imaging agent. We also paid Nordion approximately $900,000 to establish a GMP certified manufacturing process for the production of the Altropane imaging agent. Finally, we have agreed to minimum monthly purchases of the Altropane imaging agent of at least $20,000 through December 31,2002. The agreement provides for MDS Nordion to manufacture the ALTROPANE(TM) imaging agent for our future clinical trials and, if the drug is approved, for commercial supply. The agreement also provides that MDS Nordion will compile and prepare the information regarding manufacturing that will be a required component of any NDA we file for the ALTROPANE(TM) imaging agent in the future. We do not presently have arrangements with any other suppliers in the event that Nordion is unable to manufacture ALTROPANE(TM) for us. We could encounter a significant delay before another supplier could manufacture ALTROPANE(TM) for us due to the time required to establish a GMP manufacturing process for the ALTROPANE(TM) imaging agent.

We do not have any experience in marketing pharmaceutical products. In order to earn a profit on any future product, we will be required to either enter into arrangements with third parties with respect to marketing the products or internally develop such marketing capability. We may encounter difficulty in negotiating sales and marketing arrangements with third parties on favorable terms for us. Most of the companies who can provide such services are financially stronger and more experienced in selling pharmaceutical products than we are. As a result, they may be in a position to negotiate an arrangement that is more favorable to them. We could experience significant delays in marketing any of our products if we are required to internally develop a sales and marketing organization. We have no experience in performing such activities and could incur significant costs in developing such a capability.

We have options and warrants outstanding which, when exercised or converted, may cause dilution to our stockholders.

As of June 30, 2002, options and warrants to purchase approximately 9.6 million shares of our common stock were outstanding at exercise prices ranging from $0.63-$15.00 per share. Approximately one million of these previously granted options and warrants have exercise prices of $2.00 per share and below, and approximately 8.6 million have exercise prices above $2.00 per share. Approximately 1.9 million warrants contain anti-dilution provisions that will decrease the exercise price of these instruments if we sell common stock at a price below the exercise price of these warrants (which is currently $2.15), with some limited exceptions. These warrants also contain additional provisions that could result in us issuing additional warrants to these warrant holders if we sell common stock at a price below the exercise price of these warrants. Approximately 200,000 other warrants contain anti-dilution provisions that will decrease the exercise price of these instruments if we sell common stock at a price below the exercise price of these warrants which presently range from $5.06 to $6.81. The Company is also obligated, to the Pictet Global Sector Fund-Biotech, to issue additional warrants in an amount equal to 9.9% of the increase in common stock outstanding from June 25, 2001 through June 30, 2004, provided that the total number of such additional warrants cannot exceed 240,000. In accordance with this agreement, the Company issued an additional 163,110 warrants, exercisable at $1.27 per share, based on the increase in common stock outstanding from June 25, 2001 through June 30, 2002. The remaining obligation of up to 76,890 additional warrants may become issuable based on the increase in common stock outstanding from July 1, 2002 through June 30, 2004. Any additional warrants issued will be exercisable at the market price of our common stock on the date of issuance. Any of the foregoing provisions could motivate the holders of these instruments, to sell our common stock short in the public market, which could negatively affect our stock price. The exercise of our options and warrants will dilute the percentage ownership interest of our current stockholders. In addition, the terms upon which we would be able to obtain additional money through the sale of our stock may be negatively affected by the existence of these warrants and options, because new investors may be concerned about the impact upon the future market price of the stock if these warrants and options were consistently exercised and the underlying stock sold.

Our stock price may continue to be volatile and can be effected by factors unrelated to our business and operating performance.

The market prices for securities of biotechnology and emerging pharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. The stock market has from time to time experienced extreme price and volume fluctuations that have affected the market prices for biotechnology and emerging pharmaceutical companies. These price and volume fluctuations have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. The table below sets forth the highest and lowest closing prices for our stock during each quarter since January 1, 2000 and demonstrates the volatility of our stock price:

                                                                                       High     Low
                                                                                     -------   ------
         YEAR ENDED DECEMBER 31, 2002
         Quarter ended March 31, 2002...........................................     $  3.71   $ 1.98
         Quarter ended June 30, 2002............................................        2.44     1.21
         YEAR ENDED DECEMBER 31, 2001
         Quarter ended March 31, 2001...........................................     $  5.25     3.50
         Quarter ended June 30, 2001............................................        4.08     2.50
         Quarter ended September 30, 2001.......................................        3.68     1.55
         Quarter ended December 31, 2001........................................        3.50     1.65
         YEAR ENDED DECEMBER 31, 2000
         Quarter ended March 31, 2000...........................................     $ 16.13   $ 3.50
         Quarter ended June 30, 2000............................................       10.19     5.00
         Quarter ended September 30, 2000.......................................       12.13     6.75
         Quarter ended December 31, 2000........................................        7.94     2.56

The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

     . Announcements of technological innovations or new commercial products by our competitors or us;

     .  Announcements in the scientific and research community;

     .  Developments concerning proprietary rights, including patents;

     . Delay or failure in initiating, conducting, completing or analyzing clinical trials or problems relating to the design, conduct or results of these trials;

     .  Developments concerning our collaborations;

     . Publicity regarding actual or potential medical results relating to products under development by our competitors or us;

     .  Conditions and publicity regarding the life sciences industry generally;

     .  Regulatory developments in the U.S. and foreign countries;

     .  Period-to-period fluctuations in our financial results;

     . Differences in actual financial results versus financial estimates by securities analysts and changes in those estimates; and

     .  Litigation.

Securities class action litigation is often initiated against companies following periods of volatility in the market price of the companies' securities. Engaging in securities litigation could result in substantial costs for us and divert management's attention and resources, potentially resulting in serious harm to our business. If securities litigation against us is successful, we could incur significant costs or damages.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Provisions of our shareholder rights plan, our amended and restated certificate of incorporation and our bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions may also make it more difficult for our stockholders to remove members of our board of directors or management. If a change of control is delayed or prevented the market price of our common stock could suffer.

                                 USE OF PROCEEDS

The net proceeds from the sale of the securities will be received by the selling stockholders. We will not receive any proceeds from the sale of the securities by the selling stockholders.

                      ISSUANCE OF COMMON STOCK AND WARRANTS
                             TO SELLING STOCKHOLDERS

The following is a summary description of our issuance of the common stock and warrants which are exercisable by the selling stockholders for common stock being offered pursuant to this prospectus.

In April 2002, the Company entered into a consulting agreement with Alexandros Partners LLC under which Alexandros will provide investor relations-related services. Under the terms of the agreement, as partial consideration for the services to be provided by Alexandros, the Company issued warrants to purchase 25,000 shares of common stock, which are exercisable in April 2002 at an exercise price of $2.00 per share, as partial compensation for the services to be provided by Alexandros Partners LLC. The warrants expire in April 2007. The common stock underlying the warrants will be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act.


In March 2002, the Company issued an aggregate of 1,599,568 shares of common stock and warrants to purchase a total of 399,892 shares of our common stock to certain selling stockholders in exchange for $3,439,071 in gross proceeds. The following individuals and entities purchased common stock and warrants in the March 2002 financing: Gerald & Mona Levine, Gainesborough LLC, Garret G. Thunen & Carol Thunen, Anthony Low - Beer IRA, Paris Nikolaides, Aeolian Investment Fund, Konstantine Papatheodorou, GDH Partners, LP, Kurt A. Dasse, John N. Hatsopoulos, Paul Potamianos, Christos Ioannides, Anthony S. Loumidis, Costas Markides, KSH Strategic Investment Fund I, LP, Peter S. Lynch and Carolyn A. Lynch JROS, The Lynch Foundation, Peter and Carolyn Lynch Charitable Remainder Trust, Thomas F. and Evelyn S. Widmer, Boston Private Bank & Trust Company FBO
E. Christopher Palmer IRA, Robert Gipson, Thomas Gipson and Nikos Monoyios. The warrants are exercisable to purchase 399,892 shares of common stock at an exercise price of $2.75 per share. The warrants are currently exercisable and expire in March 2007. The common stock was issued, and the common stock underlying the warrants will be issued, pursuant to exemptions afforded by
Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.



On March 12, 2002, the Company issued 157,557 warrants to purchase common stock at $2.75 per share to Brimberg & Co., L.P. who acted as Placement Agent in connection with the March 2002 financing. The Company also issued 15,576 warrants to purchase common stock at $2.75 per share to Celia Kupferberg, who secured investors for the March 2002 financing. The warrants were issued to each party as partial consideration for their services, are currently exercisable, and expire in March 2007. The common stock underlying the warrants will be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.


In June 2001, the Company entered into an agreement with Pictet Global Sector Fund-Biotech, or Pictet whereby Pictet agreed to defer the effective date of the reset provision contained in its existing 500,000 warrants (300,000 exercisable at $8.00 per share and 200,000 exercisable at $10.00 per share) until June 30, 2002, at which time the exercise price was reset to $3.00 per share. In return, the Company issued 160,000 additional new warrants exercisable at $3.40 per share to Pictet. The Company is also obligated to issue additional warrants in an amount equal to 9.9% of the increase in common stock outstanding from June 25, 2001 through June 30, 2004, provided that the total number of such additional warrants cannot exceed 240,000. In accordance with this agreement, the Company issued an additional 163,110 warrants, exercisable at $1.27 per share, based on the increase in common stock outstanding from June 25, 2001 through June 30, 2002. The remaining obligation of up to 76,890 warrants may become issuable based on the increase in common stock outstanding from July 1, 2002 through June 30, 2004. The common stock underlying the warrants will be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

In October 2001, the Company entered into a consulting agreement with Dr. Robert Licho. Dr. Licho is an expert in SPECT imaging and will be assisting the Company in its ALTROPANE(TM) Phase II clinical trials. Under the terms of the agreement, as partial compensation for the services to be provided by Dr. Robert Licho, the Company issued warrants to purchase 10,000 shares of common stock, which are exercisable in October 2002, at an exercise price of $1.90 per share.

The warrants expire in October 2011. The common stock underlying the warrants will be issued pursuant to exemptions afforded by Section 4(2) of the Securities Act.

Subject to certain exceptions, the exercise price of all of the warrants described above will be reduced if the Company issues to the holders of its common stock certain dividends. In such event, the exercise price of the warrants is adjusted so that the warrantholder is entitled to receive, upon exercise of the warrant, an additional number of shares of common stock equal to the number of additional shares that the warrantholder would have received if it had exercised the warrant prior to payment of the dividend.

                              SELLING STOCKHOLDERS

The number of shares registered in the registration statement of which this prospectus is a part and the number of shares offered in this prospectus represents our bona fide estimate of the number of shares issuable upon exercise of the warrants. The number of shares that will ultimately be issued to the selling stockholders cannot be determined at this time because it depends on (1) whether the holders of the warrants exercise their warrants, (2) the exercise price of the warrants at the time of exercise of the warrants.


The table below sets forth information regarding ownership of our common stock by the selling stockholders and the number of shares that may be sold by them, or their permitted pledges, donees, transferees or other permitted successors in interest, under this prospectus. To the Company's knowledge, all of the selling stockholders purchased or received their securities in the ordinary course of business and, at the time of such purchase or receipt, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The number of shares set forth in the table as being held by the selling stockholders includes the number of shares of common stock that are issuable upon exercise of the warrants described above as of March 12, 2002 with the exception of the warrants issued to Pictet Global Sector Fund - Biotech in June 2002 (as described above and set forth in footnote 6 to the table below). Because the selling stockholders may offer all or some portion of the common stock listed in the table pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of common stock that will be held by the selling stockholders upon termination of the offering. The selling stockholders may sell all, part, or none of the shares listed. Except as noted in the table, none of the selling stockholders has had any position, office or other material relationship with the Company, other than as a security holder, during the past three years.

                                                                                                  Securities Owned
                          Securities Owned Prior to Offering                                      After Offering(1)
                          ----------------------------------                                      -----------------
                                                            Shares of
                                          Shares of        Common Stock    Percent of         Number of
          Name of Selling                  Common            Offered         Common           Shares of       Percent of
             Shareholder                  Stock (3)         Hereby (3)      Stock (1)       Common Stock     Common Stock
          ---------------                 ---------        ------------    ----------       ------------     ------------
Gerald & Mona Levine                         58,140              58,140             *                  0            *
Gainesborough LLC (11)                      290,700             290,700         1.30%                  0            *
Garret G. Thunen & Carol Thunen              87,500              87,500             *                  0            *
Anthony Low-Beer IRA                         31,250              31,250             *                  0            *
Paris Nikolaides                             25,000              25,000             *                  0            *
Aeolian Investment Fund                     125,000             125,000             *                  0            *
Konstantine Papatheodorou                    25,000              25,000             *                  0            *
GDH Partners, LP                            195,375(9)          145,375             *             50,000            *
Kurt A. Dasse                                11,625              11,625             *                  0            *
John N. Hatsopoulos                         145,375             145,375             *                  0            *
Paul Potamianos                              29,070              29,070             *                  0            *
Christos Ioannides                           31,965              31,965             *                  0            *
Anthony S. Loumidis                          20,000              20,000             *                  0            *
Costas Markides                              29,070              29,070             *                  0            *
KSH Strategic Investment Fund
 I, LP                                       58,140              58,140             *                  0            *
Peter S. Lynch and Carolyn A.
 Lynch JROS                                  62,500              62,500             *                  0            *
The Lynch Foundation                        112,500             112,500             *                  0            *

Peter and Carolyn Lynch
 Charitable Remainder Trust                  43,750              43,750             *                  0            *
Thomas F. and Evelyn S. Widmer               12,500              12,500             *                  0            *
Boston Private Bank & Trust
 Company FBO E. Christopher
 Palmer IRA **                              232,216(5)           30,000         1.03%            202,216(7)         *
Alexandros Partners LLC                      25,000(4)           25,000(4)          *                  0            *
Celia Kupferberg                             15,756(4)           15,756(4)          *                  0            *
Brimberg & Co., L. P. (10)                  157,557(4)          157,557(4)          *                  0            *
Pictet Global Sector
 Fund-Biotech (12)                        2,179,066(6)          323,110(4)      9.39%(2)       1,855,956(8)        8.11%(2)
Robert Licho                                 10,000(4)           10,000(4)          *                  0            *
Robert Gipson                               250,000             250,000         1.12%                  0            *
Thomas Gipson                               250,000             250,000         1.12%                  0            *
Nitros Manuyios                             125,000             125,000             *                  0            *


*     Less than one percent.

**    E. Christopher Palmer is a member of the Company's Board of Directors

     (1) Except as otherwise indicated, the number of shares beneficially owned is determined by rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The percentage of beneficial ownership is based on 22,374,210 shares of common stock issued and outstanding on June 30, 2002.

     (2) The percentage of beneficial ownership is based on 22,374,210 shares of common stock issued and outstanding on June 30, 2002.

     (3) Except as otherwise indicated, the number of shares of common stock includes shares that are issuable upon the exercise of certain warrants in an amount equal to 20% of the total number of shares.

     (4) Represents shares issuable upon the exercise of certain warrants.

     (5) Includes 179,716 shares of common stock issuable upon the exercise of certain stock options and 6,000 shares of common stock issuable upon the exercise of certain warrants.


     (6) Includes 823,110 shares of common stock issuable upon the exercise of certain warrants. These shares include the 163,110 warrants issued to Pictet for the period from June 25, 2001 through June 30, 2002, but do not include the 76,890 warrants which may become issuable in the future.


     (7) Includes 179,716 shares of common stock issuable upon the exercise of certain stock options.

     (8) Includes 500,000 shares of common stock issuable upon the exercise of certain warrants.

     (9) Includes 29,075 shares of common stock issuable upon the exercise of certain warrants.

    (10) The selling stockholder is a broker-dealer and may be deemed to be an underwriter.

    (11) The natural person who has voting or investment power for Gainesborough, LLC is Arthur G. Koumantzelis.

    (12) The natural persons who have voting or investment power for Pictet Global Sector Fund Biotech and Patrick Schott and Jerry Hilger.

                              PLAN OF DISTRIBUTION

BLSI is registering the shares of common stock on behalf of the selling stockholders. The selling stockholders will act independently of BLSI in making decisions with respect to the timing, manner and size of each sale. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by BLSI, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised BLSI that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions and subject to the restrictions noted above, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell their shares from time to time under a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as applicable law may require, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus subject to filing any supplement to this prospectus or post-effective amendment to the registration statement required by applicable law.

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon BLSI being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

       . the name of each such selling stockholder and of the participating broker-dealer(s);

       .   the number of shares involved;

       .   the initial price at which such shares were sold;

       . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

       . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

       .   other facts material to the transactions.

We have agreed to indemnify the selling stockholders in certain circumstances against some liabilities, including liabilities that could arise under the Securities Act. The selling stockholders have agreed to indemnify us, our directors and our officers who sign the registration statement against some liabilities, including liabilities that could arise under the Securities Act.

We have agreed to maintain the effectiveness of this registration statement until the earlier of the sale of all the shares offered by this prospectus or the date that each holder of such shares can sell all of the shares it holds in any three-month period in compliance with Rule 144(k) promulgated under the Securities Act, but in no event for more than five years following the effectiveness of the registration statement of which this prospectus is a part. No sales may be made pursuant to this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                                  LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for BLSI by Ropes & Gray, Boston, Massachusetts.

                                     EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K, as amended on April 30, 2002, for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-3 (the "registration statement") filed by us with the Securities and Exchange Commission (the "Commission") under the Securities Act, omits certain of the information set forth in the registration statement. Reference is hereby made to the registration statement and to the exhibits thereto for further information with respect to us and the securities offered hereby. Copies of the registration statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below or via the Commission's web site described below.

Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

We are subject to the informational requirements of the Exchange Act, and, accordingly, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents may also be obtained from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Information regarding the operation the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site (http://www.sec.gov) that contains material regarding issuers that file electronically with the Commission. In addition, our common stock is traded on the Nasdaq National Market and reports and proxy statements concerning us can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents or portions of documents filed by the Company (File No. 0-6533) with the Commission are incorporated herein by reference:


     (a) Annual Report on Form 10-K, as amended on April 30, 2002 and August 9, 2002 for the fiscal year ended December 31, 2001.

     (b) Quarterly Reports on Form 10-Q for the periods ended March 31, 2002 and June 30, 2002.


     (c) Our Definitive Proxy Statement dated May 1, 2002 for the Company's 2002 Annual Meeting of Stockholders.


     (d) Current Reports on Form 8-K dated March 11, 2002 (as amended on Form 8-K/A dated March 12, 2002), July 10, 2002 and July 25, 2002.


     (e) The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such reports or documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Joseph P. Hernon, Executive Vice President and Chief Financial Officer, 20 Newbury Street, Boston, Massachusetts 02116, telephone number (617) 425-0200.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

                            Boston Life Sciences, Inc


                               2,530,883 Shares of
                                  Common Stock

                                   PROSPECTUS
                                     , 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us.

          Securities and Exchange Commission filing fee.............    $    500
          Printing expenses.........................................       2,500
          Legal, accounting and other professional services.........      30,000
          Miscellaneous.............................................       2,000
                                                                        --------

          Total.....................................................    $ 35,000
                                                                        ========

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware General Corporation Law authorizes us to grant indemnities to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. In addition, we have obtained Directors' and Officers' Liability Insurance, which insures its officers and directors against certain liabilities such persons may incur in their capacities as our officers or directors.

Article 6 of the our certificate of incorporation provides as follows:

     SIXTH: No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VI of the our by-laws provides in relevant part as follows:

     SECTION 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalents, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     SECTION 2. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

ITEM 16.    EXHIBITS

The following is a list of exhibits filed as part of this registration statement.

  Exhibit
  Number     Description and Method of Filing
  -------    --------------------------------

     4.1     Specimen Common Stock Certificate (1)
     4.2     Form of Common Stock Purchase Warrant received by the Investors to the March 2002 Private Placement (2)
     4.3     Form of Common Stock Purchase Warrant received by Pictet (3); as amended on March 27, 2001 and June 25, 2001 (4)
     4.4     Form of Common Stock Purchase Warrant (8)
     5       Opinion of Ropes & Gray (8)
    10.1     Form of Subscription Agreement by and among the Company and each investor in the private placement (2)
    10.2     Registration Rights Agreement by and among the Company and the
             Investors named therein (2)
    10.3     Securities Purchase Agreement dated June 1, 2000 between the Pictet and the Company (5)
    10.4     Registration Rights Agreement dated June 1, 2000 between Pictet and the Company (5)
    10.5     Consulting agreement by and among the Company and Alexandros
             Partners LLC (8)

    10.6     License Agreement between HARVARD and NeuroBiologics, Inc.
             (a subsidiary of the Company) dated as of December 10, 1993. (relating to Altropane) (6)
    10.7 License Agreement between Children's Medical Center Corporation and ProCell Pharmaceuticals, Inc. (a subsidiary of the Company) dated as of March 15, 1993. (relating to Troponin) (6)
    10.8 Amendment, dated March 18, 1996, to License Agreement between Children's Medical Center Corporation and ProCell Pharmaceuticals, Inc. (a subsidiary of the Company) dated as March 15, 1993. (9)
    10.9 Manufacturing Agreement dated August 9, 2000 between Boston Life Sciences, Inc. and MDS Nordion, Inc. (7)
    10.10 Amendment dated August 23, 2001 to Manufacturing Agreement dated August 9, 2000 between Boston Life Sciences, Inc. and MDS Nordion, Inc. (7)
    10.11 License Agreement between President and Fellows of Harvard College and Boston Life Sciences, Inc. dated as of March 15, 2000. (relating to Altropane) (9)
    10.12 Exclusive License Agreement between Children's Medical Center Corporation and Boston Life Sciences, Inc. dated as of December 15, 1998. (relating to Inosine) (9)

    23.1     Consent of Ropes & Gray (8)
    23.2     Consent of PricewaterhouseCoopers LLP (9)
    24       Power of Attorney (8)

         (1) Incorporated by reference to Boston Life Sciences, Inc.'s Registration Statement on Form S-3 filed with the Securities and Exchange Commission, Registration No. 33-25955

         (2) Incorporated by reference to BLSI's Report on Form 8-K dated March 11, 2002

         (3) Incorporated by reference to BLSI's Report on Form 8-K dated June 1, 2000

         (4) Incorporated by reference to BLSI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001

         (5) Incorporated by reference to BLSI's Registration Statement on Form S-3 (No. 333-44298)

         (6) Incorporated by reference to Greenwich Pharmaceuticals, Inc.'s Registration Statement on Form S-4 (No. 33-91106) (Greenwich Pharmaceuticals is the former name of the Company. The Company acquired the license agreements described above in connection with its June 1995 merger with Boston Life Sciences. The entities indicated above were subsidiaries of Boston Life Sciences).

         (7) Incorporated by reference to Boston Life Science's Annual Report on Form 10-K for the year ended December 31, 2001.

         (8) Previously filed

         (9) Filed herewith

ITEM 17.    UNDERTAKINGS

A.      Rule 415 Offering

        The undersigned registrant hereby undertakes:

            (1) to file, during any period in which offers or sales; are being made, a post- effective amendment to this registration statement:

                 (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                 (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be, included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.      Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.      Request for Acceleration of Effective Date

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on September 3, 2002.



                                          BOSTON LIFE SCIENCES, INC.

                                               By:  /s/ S. DAVID HILLSON
                                                    --------------------


                                                    S. David Hillson, Esq.

                                                    Chairman and Chief

                                                    Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.


        Signature                          Title                                Date
        ---------                          -----                                ----
        /s/ S. DAVID HILLSON               Chairman, and Chief Executive        September 3, 2002
        --------------------               Officer (Principal Executive
        S. David Hillson, Esq.             Officer)

        /s/ ROBERT J. ROSENTHAL            Director, President, and             September 3, 2002
        -----------------------            Chief Operating Officer
        Robert J. Rosenthal

        /s/ MARC E. LANSER*                Director, Executive Vice President   September 3, 2002
        -------------------                and Chief Scientific Officer
        Marc E. Lanser, M.D.

        /s/ JOSEPH P. HERNON*              Executive Vice President, Chief      September 3, 2002
        ---------------------              Financial Officer and Secretary
        Joseph P. Hernon, CPA              (Principal Financial and
                                           Accounting Officer)

        /s/ COLIN B. BIER*                 Director                             September 3, 2002
        ------------------
        Colin B. Bier, Ph.D.

        /s/ SCOTT WEISMAN*                 Director                             September 3, 2002
        ------------------
        Scott Weisman, Esq.

        /s/ ROBERT LANGER*                 Director                             September 3, 2002
        ------------------
        Robert Langer, Sc.D.

        /s/ IRA W. LIEBERMAN*              Director                             September 3, 2002
        ---------------------
        Ira W. Lieberman Ph.D.

        /s/ E. CHRISTOPHER PALMER*         Director                             September 3, 2002
        --------------------------
        E. Christopher Palmer, CPA

 * By:   /s/ JOSEPH P. HERNON*
        ---------------------
        Joseph P. Hernon
        Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number       Description and Method of Filing
------       --------------------------------

     4.1     Specimen Common Stock Certificate (1)
     4.2     Form of Common Stock Purchase Warrant received by the Investors to the March 2002 Private Placement (2)
     4.3     Form of Common Stock Purchase Warrant received by Pictet (3); as amended on March 27, 2001 and June 25, 2001 (4)
     4.4     Form of Common Stock Purchase Warrant (8)
     5       Opinion of Ropes & Gray (8)
    10.1     Form of Subscription Agreement by and among the Company and each investor in the private placement (2)
    10.2     Registration Rights Agreement by and among the Company and the
             Investors named therein (2)
    10.3     Securities Purchase Agreement dated June 1, 2000 between the Pictet and the Company (5)
    10.4     Registration Rights Agreement dated June 1, 2000 between Pictet and the Company (5)
    10.5     Consulting agreement by and among the Company and Alexandros
             Partners LLC (8)

    10.6     License Agreement between HARVARD and NeuroBiologics, Inc.
             (a subsidiary of the Company) dated as of December 10, 1993. (relating to Altropane) (6)
    10.7 License Agreement between Children's Medical Center Corporation and ProCell Pharmaceuticals, Inc. (a subsidiary of the Company) dated as of March 15, 1993. (relating to Troponin) (6)
    10.8 Amendment, dated March 18, 1996, to License Agreement between Children's Medical Center Corporation and ProCell Pharmaceuticals, Inc. (a subsidiary of the Company) dated as March 15, 1993. (9)
    10.9 Manufacturing Agreement dated August 9, 2000 between Boston Life Sciences, Inc. and MDS Nordion, Inc. (7)
    10.10 Amendment dated August 23, 2001 to Manufacturing Agreement dated August 9, 2000 between Boston Life Sciences, Inc. and MDS Nordion, Inc. (7)
    10.11 License Agreement between President and Fellows of Harvard College and Boston Life Sciences, Inc. dated as of March 15, 2000. (relating to Altropane) (9)
    10.12 Exclusive License Agreement between Children's Medical Center Corporation and Boston Life Sciences, Inc. dated as of December 15, 1998. (relating to Inosine) (9)

    23.1     Consent of Ropes & Gray (8)
    23.2     Consent of PricewaterhouseCoopers LLP (9)
    24       Power of Attorney (8)

       (1) Incorporated by reference to Boston Life Sciences, Inc.'s Registration Statement on Form S-3 filed with the Securities and Exchange Commission, Registration No. 33-25955

       (2) Incorporated by reference to BLSI's Report on Form 8-K dated March 11, 2002

       (3) Incorporated by reference to BLSI's Report on Form 8-K dated June 1, 2000

       (4) Incorporated by reference to BLSI's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001

       (5) Incorporated by reference to BLSI's Registration Statement on Form S-3 (No. 333-44298)

       (6) Incorporated by reference to Greenwich Pharmaceuticals, Inc.'s Registration Statement on Form S-4 (No.33-91106) (Greenwich Pharmaceuticals is the former name of the Company. The Company acquired the license agreements described above in connection with its June 1995 merger with Boston Life Sciences. The entities indicated above were subsidiaries of Boston Life Sciences).

       (7) Incorporated by reference to Boston Life Science's Annual Report on Form 10-K for the year ended December 31, 2001.

       (8) Previously filed

       (9) Filed herewith